UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                              ANTEX BIOLOGICS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03672W-100
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                                 (CUSIP Number)


                Edgar B. Cale III, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-3027
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 5, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 03672W-100                                           Page 2 of 5 Pages


This Amendment No. 3 further amends and supplements the Statement on Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on May 17, 1996 (the "Initial Statement") by SmithKline Beecham Biologicals Manufacturing s.a. ("SBBM") and amended on June 5, 1996 and September 24, 1999.

The undersigned hereby amends and supplements Item 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO. 03672W-100                                           Page 3 of 5 Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SmithKline Beecham Biologicals Manufacturing s.a.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                             [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Belgium
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               7,956,657
BENEFICIALLY
  OWNED BY      -------------------------------------------------
    EACH        8   SHARED VOTING POWER
  REPORTING
   PERSON               None
    WITH
                -------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                        7,956,657
-----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,956,657
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.14%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 5 Pages



Item 5.  Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended to add the following information:

       (a)  Amount and Percent Beneficially Owned

            Registered Name             Class        No. of Shares    Percent

            SmithKline Beecham
            Biologicals
            Manufacturing s.a.       Common Stock      7,956,657       15.14%


       (b)  Power to Vote and Dispose of Shares

                SBBM has sole voting and investment power to vote and to dispose of all the shares of Common Stock identified in subparagraph (a) above.

       (c)  Transactions in the Class of Securities

            On May 5, 2000, SBBM received 3,495,204 shares of Issuer's Common Stock upon the cashless exercise of warrants to purchase 3,865,769 shares of Issuer's Common Stock at an exercise price of $0.37 per share.

            The shares of Common Stock identified in Item 5(a) above include 866,189 shares issuable upon exercise of warrants related to incremental research and development funding provided to the Issuer by SBBM. The Issuer has advised SBBM of its belief that those warrants are not exercisable based on the date the funding was received. The Issuer and SBBM are in discussions on this matter and the ultimate outcome is unknown.

       (d) Right to Receive or Power to Direct the Receipt of Dividends from, or Proceeds from the Sale of, such Securities

            None.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.



                               SMITHKLINE BEECHAM BIOLOGICALS MANUFACTURING S.A.


                               By:/s/ Donald F. Parman
                                  ------------------------------
                                  Donald F. Parman
                                  Attorney-in-Fact



DATED:  June 9, 2000












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